## Regulatory Announcement

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RECEIVED

2007 OCT 15 P 1:43

Free annual report

| | |
|---|---|
| **Company** | Tesco PLC |
| **TIDM** | TSCO |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:48 27-Sep-07 |
| **Number** | 6799E |



07027261


SUPPL

Tesco PLC
27 September 2007

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 27th of September 2007 it purchased from Goldman Sachs international 900,000 ordinary shares at an average price of 439.9254 pence per share. The purchased shares will be cancelled.


Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222


PROCESSED
OCT 19 2007
THOMSON FINANCIAL

END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Tesco PLC |
| **TIDM** | TSCO |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:49 26-Sep-07 |
| **Number** | 5764E |

Tesco PLC
26 September 2007

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 26th of September 2007 it purchased from Goldman Sachs International 900,000 ordinary shares at an average price of 440.8079 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

END

# Regulatory Announcement

**Go to market news section**


RECEIVED


Free annual report



| | |
|---|---|
| **Company** | Tesco PLC |
| **TIDM** | TSCO |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 16:45 24-Sep-07 |
| **Number** | 3912E |

RNS Number:3912E
Tesco PLC
24 September 2007

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")

ANNOUNCEMENTS

24 September 2007

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1. Tesco PLC has today been notified that on 21st September 2007 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 4.395 pence on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

| Director / PDMR | Number of shares |
|---|---|
| R W Brasher | 25 |
| P A Clarke | 25 |
| A Higginson | 25 |
| T P Leahy | 25 |
| T J R Mason | 25 |
| L Neville-Rolfe | 25 |
| D T Potts | 25 |

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1) (a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608



END

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## Regulatory Announcement




Free annual report









| | |
|---|---|
| **Company** | Tesco PLC |
| **TIDM** | TSCO |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:53 25-Sep-07 |
| **Number** | 4891E |

Tesco PLC
25 September 2007

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 25th of September 2007 it purchased from Goldman Sachs International 900,000 ordinary shares at an average price of 440.9924 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

END

Close

## Regulatory Announcement



| | |
|---|---|
| **Company** | Tesco PLC |
| **TIDM** | TSCO |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:19 24-Sep-07 |
| **Number** | 3993E |

Tesco PLC
24 September 2007

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 24th of September 2007 it purchased from Goldman Sachs International 890,000 ordinary shares at an average price of 447.5341 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

END

## Regulatory Announcement

Go to market news section

RECEIVED
2007 OCT 15 P 1:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

| | |
|---|---|
| **Company** | Tesco PLC |
| **TIDM** | TSCO |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:18 21-Sep-07 |
| **Number** | 3154E |

Tesco PLC
21 September 2007

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 21st of September 2007 it purchased from Goldman Sachs International 900,000 ordinary shares at an average price of 440.6321 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

END

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END